EXHIBIT 2.1
Execution Copy

AGREEMENT AND PLAN OF MERGER
among
PERSEUS HOLDING CORP.,
406 ACQUISITION CORP.
and
PEGASUS SOLUTIONS, INC.
Dated as of December 19, 2005

i

ii

     AGREEMENT AND PLAN OF MERGER, dated as of December 19, 2005 (this “Agreement”), among Perseus Holding Corp., a Delaware corporation (“Parent”), 406 Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Pegasus Solutions, Inc., a Delaware corporation (the “Company”).
     WHEREAS, a Special Committee of the Board of Directors of the Company has (i) determined that the Merger (as defined below) is advisable and in the best interests of the Company’s stockholders (other than the Buying Parties (as defined below)), and (ii) approved the Merger and recommended approval of the Merger by the Board of Directors of the Company;
     WHEREAS, the Boards of Directors of Parent and the Merger Sub and, subsequent to the recommendation of such Special Committee, the Board of Directors of the Company have each approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company (“Shares”), not owned directly or indirectly by Parent or the Company, will be exchanged for $9.50 in cash (the “Merger Consideration”);
     WHEREAS, the Boards of Directors of Parent and Merger Sub have each declared the Merger to be in the best interests of their respective stockholders and the Board of Directors of the Company has declared the Merger to in the best interest of the Company’s stockholders (other than the Buying Parties); and
     WHEREAS, simultaneously with the execution of this Agreement, Parent, Merger Sub and certain stockholders of the Company (each a “Buying Party”) have entered into a contribution and voting agreement (the “Contribution and Voting Agreement”), which is in the form attached hereto as Exhibit A, pursuant to which, among other things, those stockholders have agreed to exchange certain of their Shares for shares of common stock of Parent and to vote their Shares in favor of approving and adopting this Agreement and the Merger.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
     Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
     Section 1.2 Effective Time. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.1, as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger or certificate of ownership and merger (in either case, the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”).
     Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property (including real, personal and mixed), rights, privileges, powers and franchises, both public and private, of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
     Section 1.4 Certificate of Incorporation; By-laws.
          (a) At the Effective Time, the Certificate of Incorporation of the Company shall be amended in the Merger to be identical to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that such Certificate of Incorporation shall be amended to provide the name of the Surviving Corporation shall be the name of the Company), and shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Law and such Certificate of Incorporation.
          (b) Unless otherwise determined by Parent prior to the Effective Time, subject to Section 6.6, at the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.
     Section 1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
ARTICLE II
EFFECT OF THE MERGER ON THE STOCK OF THE CONSTITUENT ENTITIES;
EXCHANGE OF CERTIFICATES
     Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:
          (a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.1(b), Shares owned by any wholly-owned subsidiary of the Company which shall remain outstanding (but shall not be entitled to any Merger Consideration) and any Dissenting Shares (as defined below)) shall be canceled and shall be converted automatically into the right to receive an amount equal to the Merger Consideration payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 2.5, of the certificate that formerly evidenced such Share;
          (b) each Share held in the treasury of the Company and each Share owned by Merger Sub or Parent or any direct or indirect subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto; and
          (c) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
     Section 2.2 Treatment of Options and Other Equity Awards.
          (a) The Company has awarded stock options and restricted shares under (i) the 1996 Stock Option Plan, (ii) the 2002 Stock Incentive Plan, and (iii) individual stock option agreements not pursuant to a plan (which, for purposes of this Agreement, themselves constitute separate plans) (each, as amended through the date of this Agreement, and collectively referred to as the “Company Stock Option Plans”). Between the date of this Agreement and the Effective Time, the Company shall take all necessary action (which action shall be effective as of the Effective Time) to (A) terminate the Company Stock Option Plans and (B) cancel, as of the Effective Time, each outstanding option to purchase shares of Company Common Stock granted under the Company Stock Option Plans (each, a “Company Stock Option”) that is outstanding and unexercised, whether or not vested or exercisable, as of such date (in each case, without the creation of additional liability to the Company or any subsidiary of the Company (each, a “Subsidiary”)).
          (b) As of the Effective Time, each holder of a Company Stock Option immediately prior to the Effective Time shall be entitled to receive an amount of cash, without interest, equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment. No holder of a Company Stock Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Company Stock Option before or after the Effective Time.
          (c) As of the Effective Time, each outstanding share of restricted Company Common Stock granted under the Company Stock Option Plans (each, a “Company Restricted Stock Award”), the restrictions of which have not lapsed immediately prior to the Effective Time, shall become fully vested and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the Merger Consideration, less applicable withholding taxes, if any, required to be withheld with respect to such payment.

     Section 2.3 Employee Stock Purchase Plan. The Company has taken all actions necessary under the Company’s 2002 Third Amended and Restated Employee Stock Purchase Plan (formerly called the 1997 Employee Stock Purchase Plan) (the “ESPP”) to provide that (a) all participants’ rights under all current Offering Periods (as such term is defined in the ESPP) shall terminate on December 31, 2005, and on such date all accumulated payroll deductions allocated to each participant’s account under the ESPP shall thereupon be used to purchase from the Company whole Shares at a price determined under the terms of the ESPP for that Offering Period, (b) no new Offering Period shall commence on or after December 31, 2005, and (c) as of the close of business on December 31, 2005, the ESPP shall terminate. The Company shall take all necessary actions so that on and after the date hereof (a) no new offering or Offering Period shall commence under the ESPP, (b) no new participant shall be admitted to participation in the ESPP and (c) no current participant shall be entitled to increase any payroll deduction contributions for any current Offering Period. At the Effective Time, any Shares acquired under the ESPP will be treated as provided in Section 2.1.
     Section 2.4 Dissenting Shares.
          (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL (or any successor provision) (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262 (or any successor provision), except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 (or any successor provision) shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.5, of the certificate or certificates that formerly evidenced such Shares.
          (b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal or the payment of the fair cash value of such Shares under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or the payment of the fair cash value of such Shares or offer to settle or settle any such demands.
     Section 2.5 Surrender of Shares; Stock Transfer Books.
          (a) Prior to the Effective Time, Merger Sub shall designate a bank or trust company to act as agent (the “Exchange Agent”) for the holders of Shares to receive the funds to which holders of Shares shall become entitled pursuant to Section 2.1(a) and shall deposit with the Exchange Agent cash in an amount sufficient to pay the aggregate Merger Consideration

(such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall be invested by the Exchange Agent as directed by the Surviving Corporation. As soon as reasonably practicable after the Effective Time, the Exchange Agent, pursuant to irrevocable instructions, shall deliver the aggregate Merger Consideration to be paid pursuant to Section 2.1(a) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.
          (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.1(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If the payment equal to the Merger Consideration is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable. If any holder of Shares is unable to surrender such holder’s Certificates because such Certificates have been lost, stolen, mutilated or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Corporation.
          (c) At any time following the sixth month after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds which have been made available to the Exchange Agent and not disbursed to holders of Shares (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Share for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar laws.
          (d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Law.
     Section 2.6 Withholding. Each of Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement in respect of Shares such amount as it is required to deduct and withhold with respect to the making of such payment under the Code or any applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, respectively.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     As an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:
     Section 3.1 Organization and Qualification; Subsidiaries.
          (a) Each of the Company and each Subsidiary is a corporation, limited liability company, limited partnership or other entity duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company and each Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or limited partnership to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be expected to have a Company Material Adverse Effect.
          (b) A true and complete list of all the Subsidiaries, together with the jurisdiction of formation of each Subsidiary and the percentage of the outstanding equity interests of each Subsidiary owned by the Company, each other Subsidiary and, to the knowledge of the Company, each other holder of equity, is set forth in Section 3.1(b) of the company disclosure schedule (the “Company Disclosure Schedule”). Except as disclosed in Section 3.1(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any right, warrant, option or other interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, Joint Venture or other business association or entity.
     Section 3.2 Certificate of Incorporation and By-laws. The Company has made available to Parent true and correct copies of (a) the Certificates of Incorporation, By-laws or equivalent organizational documents of the Company and each of its Subsidiaries and (b) any investor rights, voting, co-sale or other agreements applicable to Company or any of its Subsidiaries with respect to each of its Joint Ventures (the “Joint Venture Documents”). The Certificates of Incorporation and By-laws, or equivalent governing or organizational documents and the Joint Venture Documents of the Company and each of its Subsidiaries are in full force and effect. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Joint Venture Documents, Certificate of Incorporation or By-laws or equivalent organizational documents.
     Section 3.3 Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 50,000,000 shares of common stock, par value $0.01 per share (“Company Common Stock”) and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of December 15, 2005, (i) 20,766,199 Shares are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no Shares are held in the treasury of the Company and (iii) 3,726,000 Shares (or such greater number as may be issuable from time to time upon conversion pursuant to the indenture relating to such notes) are reserved for issuance upon conversion of the Company’s 3.875% Convertible Senior Notes due 2023. As of December 15, 2005, the Company has sufficient Shares authorized and reserved for any and all future issuances pursuant to outstanding Company Stock Options and other rights (together with the Company Restricted Stock Awards, the “Company Stock Awards”) granted pursuant to the Company Stock Option Plans and the ESPP. As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding. Except as set forth in this Section 3.3 or in Section 3.3(a) of the Company Disclosure Schedule, and except for the Rights (as defined below) issued pursuant to the Company Rights Agreement (as defined below), there are no options, warrants or other rights, agreements, arrangements or commitments of any character that are binding on the Company or any Subsidiary and that relate to the issued or unissued capital stock or any other equity interest of the Company or any Subsidiary or that obligate the Company or any Subsidiary to issue, sell, repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. Section 3.3(a) of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Award outstanding as of the date of this Agreement: (i) the name of the Company Stock Award recipient; (ii) the particular plan pursuant to which such Company Stock Award was granted; (iii) the number of Shares subject to such Company Stock Award; (iv) the exercise or purchase price of such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Award expires; and (viii) whether the exercisability of or right to repurchase of such Company Stock Award will be accelerated in any way by the Merger, and indicates the extent of acceleration. All Shares subject to issuance as set forth in this Section 3.3, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Shares or any capital stock or any other equity interest of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other person. Except as set forth in Section 3.3(a) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Award as a result of the Merger. All outstanding Shares, all outstanding Company Stock Awards and all outstanding shares of capital stock or other equity interest of each Subsidiary have been issued and granted in compliance in all material respects with (i) all applicable federal and state securities laws and other applicable Laws and (ii) all requirements set forth in applicable contracts (including, without limitation, any preemptive or similar rights). Since April 1, 2005, the Company has not declared or paid any dividend or distribution in respect of any Shares or any other of its equity interests and has not repurchased or redeemed any Shares or other equity interests, and its Board of Directors has not resolved to do any of the foregoing.
          (b) Each outstanding share of capital stock or other equity interest of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and, except as set forth in Section 3.3(b) to the Company Disclosure Schedule, each share or other equity interest that is owned directly or indirectly by the Company is owned by the Company or another Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, preemptive rights, agreements, limitations on the Company’s or any Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.
          (c) As of the date hereof, except as set forth in Section 3.3(c) to the Company Disclosure Schedule, there is no indebtedness for borrowed money of the Company or any Subsidiary outstanding.
     Section 3.4 Authority Relative to the Merger. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the transactions contemplated hereby (the “Transactions”). The execution and delivery by the Company of this Agreement and the consummation by the Company of the Merger and the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger (other than the approval and adoption of this Agreement by the holders of a majority of the then outstanding shares of Company Common Stock and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws (as defined below) affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity). The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Merger are fair to, and in the best interests of, the holders of Shares, (ii) approved, adopted and declared advisable this Agreement, the Merger and the Transactions (such approval and adoption having been made in accordance with the DGCL, including, without limitation, Section 203 thereof) and (iii) resolved, subject to Section 6.4(c), to recommend that the holders of Shares approve and adopt this Agreement and the Merger. To the knowledge of the Company, no state takeover statute (other than Section 203(a) of the DGCL) is applicable to the Merger or the Transactions and no provision of the Company’s Certificate of Incorporation or By-Laws or similar governing or organizational instruments of any Subsidiary would, directly or indirectly, restrict or impair the ability of Parent or any affiliate of Parent to vote, or otherwise to exercise the rights of a stockholder with respect to, the Shares and any Subsidiary that may be acquired or controlled by Parent, as a result of the Merger or otherwise. The only vote required of the holders of the Shares or of any other equity interests of the Company necessary to adopt this Agreement and to approve the Merger and the Transactions is the approving vote of a majority of the outstanding Shares.
     Section 3.5 No Conflict; Required Filings and Consents.
          (a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or equivalent governing documents of the Company or any Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.5(b) have been obtained or taken and all filings and obligations described in Section 3.5(b) have been made or fulfilled, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) except as set forth in Section 3.5(a) of the Company Disclosure Schedule, result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not be reasonably expected to have a Company Material Adverse Effect or would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Merger and the Transactions.
          (b) Except as set forth in Section 3.5(b) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement does not, and the performance by the Company of this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (i) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) any applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and state takeover laws, (iii) the filing and recordation of appropriate merger documents as required by the DGCL and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Company Material Adverse Effect or materially delay consummation of the Merger and the Transactions.
     Section 3.6 Permits; Compliance.
          (a) Except as set forth in Section 3.6(a) of the Company Disclosure Schedule, each of the Company and the Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority, in each case that are material to the Company and its Subsidiaries, taken as a whole, necessary for each of the Company or the Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”). No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened.
          (b) Each of the Company and its Subsidiaries is, and has been for the past four years, in compliance, except for such lack of compliance that would not reasonably be expected to have a Company Material Adverse Effect, with (i) all Laws applicable to the Company or each such Subsidiary or by which any property or asset of the Company or each such Subsidiary is bound or affected, and (ii) all notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, Company Permits, franchises or other instruments or obligations to which the Company or any such Subsidiary is a party or by which the Company or each such Subsidiary or any property or asset of the Company or each such Subsidiary is bound. Except as set forth in Section 3.6(b) of the Company Disclosure Schedule, there are no proceedings pending before any Governmental Authority or, to the Company’s knowledge, any pending or threatened inquiries or investigations or threatened proceedings by any Governmental Authority, with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has in the past four years received notice of (x) any violation of the Foreign Corrupt Practices Act (the “FCPA”) or (y) any material breach of the Company’s or its Subsidiaries’ policies regarding the FCPA by any employees or agents of the Company or its Subsidiaries.
     Section 3.7 SEC Filings; Financial Statements.
          (a) The Company has filed or furnished, as the case may be, all forms, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2001 (such forms, reports and other documents, collectively, the “Company SEC Reports”). The Company SEC Reports (i) complied as to form and were prepared in accordance in all material respects with either the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder as in effect on the date so filed, amended or supplemented and (ii) did not, at the time they were filed, or, if amended or supplemented, as of the date of such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.
          (b) Each of the audited and unaudited consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim statements, the omission of footnotes and otherwise as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.
          (c) Neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected, reserved for or disclosed in a consolidated balance sheet of the Company and its consolidated Subsidiaries, including the notes thereto, prepared as of the date of this Agreement in accordance with GAAP and consistent with the consolidated balance sheet of the Company and the consolidated Subsidiaries as at December 31, 2004, including the notes thereto (the “Latest Balance Sheet”), except for (i) liabilities and obligations that are reflected, reserved for or disclosed in the Latest Balance Sheet or in the consolidated balance sheet of the Company and the consolidated Subsidiaries as at June 30, 2005, including the notes thereto, included in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2005, (ii) liabilities and obligations that were incurred in the ordinary course of business consistent with past practice since June 30, 2005 or (iii) as set forth in Section 3.7(c) of the Company Disclosure Schedule.
          (d) The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to provide reasonable assurance that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. The Company has disclosed, based on its most recent evaluations, to the Company’s outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are known to the Company and reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, known to the Company that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company is in compliance with the applicable listing and other rules and regulations of The NASDAQ National Market. As used in this Section 3.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
     Section 3.8 Absence of Certain Changes or Events. Since December 31, 2004, except as set forth in Section 3.8 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (b) there has not been any event, development or circumstance constituting or that would be reasonably likely to constitute a Company Material Adverse Effect and (c) none of the Company or any Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.
     Section 3.9 Absence of Litigation. There is no litigation, suit, claim, action, proceeding or investigation (which investigation has been communicated to the Company or of which the Company has knowledge) (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, or before any Governmental Authority, which is reasonably likely to result in a Company Material Adverse Effect. Except as set forth in Section 3.9 of the Company Disclosure Schedule, there is no Action pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or of any Subsidiary, or before any Governmental Authority, except for Actions that, if determined adversely to the Company or any Subsidiary, would not result in losses and expenses (including reasonable expenses of counsel) in excess of $500,000 or would not otherwise be material to the Company. Except as set forth in Section 3.9 of the Company Disclosure Schedule, neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
     Section 3.10 Employee Benefit Plans.
          (a) Section 3.10(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, employee loan or other benefit plans, programs, policies or arrangements, and all employment, retention, termination, severance or other contracts or agreements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether legally enforceable or not, with respect to which the Company or any Subsidiary has any present or future liability (or a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), or a plan subject to non-U.S. laws or regulations similar to each of the foregoing with respect to which the Company or any Subsidiary has within the past six (6) years had any liability) or which are maintained, contributed to or sponsored by the Company or any Subsidiary and under which any current or former employee, officer or director of the Company or any Subsidiary (the “Company Employees”) has any present or future right to benefits (collectively, the “Plans”). Except as disclosed in Section 3.10(a) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by this Agreement, the Merger, ERISA, the Code or to otherwise comply with applicable Laws.
          (b) With respect to each Plan, the Company has provided to Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications (or a description of any oral communications) by the Company or its Subsidiaries to the Company Employees concerning the extent of the benefits provided under a Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Plans at any time within the twelve months immediately following the date hereof, and (v) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.
          (c) Neither the Company nor any Subsidiary (including any entity that during the past six years was a Subsidiary) either directly or by reason of their affiliation with any member of their “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code) has now or at any time contributed to, sponsored, maintained, or had any liability or obligation in respect of (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). Except as disclosed in Section 3.10(c) of the Company Disclosure Schedule, no Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), (i) will entitle any Company Employee to severance pay or any increase in severance pay upon any termination of service after the date of this Agreement, (ii) could accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Plans, (iii) could limit or restrict the right of the Company or its Subsidiaries to merge, amend or terminate any of the Plans, (iv) could cause the Company or its Subsidiaries to record additional compensation expense on its respective income statement with respect to any outstanding stock option or other equity-based award, or (v) could result in payments under any Plan that would not be deductible under Section 280G of the Code, except as disclosed in Section 3.10(c) of the Company Disclosure Schedule. Except to the extent required under ERISA Section 601 et. seq. and Code Section 4980B, none of the Plans provide for or promises post employment or post-retirement medical, disability or life insurance benefits to any current, former or retired employee, consultant or director of the Company or of its Subsidiaries. Except as disclosed in Section 3.10(c) of the Company Disclosure Schedule, each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.
          (d) Except as disclosed in Section 3.10(d) of the Company Disclosure Schedule, each Plan has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. Except as disclosed in Section 3.10(d) of the Company Disclosure Schedule, the Company and the Subsidiaries have performed all material obligations required to be performed by them under, and are not in default in any material respect under or in violation of any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than routine claims for benefits in the ordinary course) and except as disclosed in Section 3.10(d) of the Company Disclosure Schedule, none of the Company or its Subsidiaries have any knowledge of any fact or event that could reasonably be expected to give rise to any such Action. No event has occurred and no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any member of their Controlled Group to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws. No administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Agencies are pending, threatened or in progress. Except as disclosed in Section 3.10(d) of the Company Disclosure Schedule, no material operational or plan failure (within the meaning of Rev. Proc. 2003-44) exists or has existed with respect to any Plan that is intended to be qualified under Section 401(a) of the Code.
          (e) Each Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter or prototype opinion letter from the Internal Revenue Service (the “IRS”) that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event exists that could reasonably be expected to result in the revocation of such exemption.
          (f) None of the Company or its Subsidiaries has any knowledge of any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan.
          (g) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. Except with regard to contributions or payments to the Deferred Compensation Trust, all such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and, to the knowledge of the Company, no fact or event exists which could reasonably be expected to give rise to any such challenge or disallowance.
          (h) The Company and the Subsidiaries are in compliance with the requirements of the Workers Adjustment and Retraining Notification Act and any similar state, local or non-United States law (the “WARN Act”) and have no liabilities pursuant to the WARN Act determined without regard to any terminations of employment that occur on or after the Effective Time.
          (i) In addition to the foregoing, with respect to each Plan listed in Section 3.10(a) of the Company Disclosure Schedule that is not subject to United States law (a “Non-U.S. Benefit Plan”):
               (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices;
               (ii) except as set forth in Section 3.10(a) of Company Disclosure Schedule, the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined as if such plan is maintained on an ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan, and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations; and
               (iii) each Non-U.S. Benefit Plan maintained by the Company or any Subsidiary required to be registered or approved has been registered or approved and has been maintained in good standing with applicable regulatory authorities. Each Non-U.S. Benefit Plan has been operated in material compliance with all applicable non-United States Laws.
     Section 3.11 Labor and Employment Matters.
          (a) Section 3.11(a) of the Company Disclosure Schedule lists all employees of the Company and the Subsidiaries as of December 15, 2005 and designates each such employee by the correct employer and business division for which the employee primarily performs services.
          (b) Except as required by applicable Law in Brazil, neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. As of the date hereof, there are no unfair labor practice complaints pending against the Company or any Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any Subsidiary. As of the date hereof, there is no strike, controversy, slowdown, work stoppage or lockout occurring, or, to the knowledge of the Company, any threat thereof in writing, by or with respect to any employees of the Company or any Subsidiary.
          (c) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to wages, hours, immigration and naturalization, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. Neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. Except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, there is no charge or proceeding with respect to a violation of any occupational safety or health standards asserted or pending with respect to the Company. Except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, pending before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Subsidiary has employed or employ any person.

     Section 3.12 Intellectual Property.
          (a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list as of December 16, 2005 of all United States and foreign (i) patents and patent applications, (ii) registrations and applications for registration of Trademarks, (iii) registrations and applications for registration of copyrights, (iv) invention or technology disclosures (other than those subject to issued patents or pending patent applications), in each case, with respect to the foregoing in subsections (i) through (iv), as included in the Owned Intellectual Property and (v) all Licensed Intellectual Property.
          (b) Except as set forth in Section 3.12(b)(i) of the Company Disclosure Schedule, the Company or a Subsidiary (i) is the exclusive owner of the entire and unencumbered right, title and interest in and to the Owned Intellectual Property, and (ii) has a valid right to use the Licensed Intellectual Property in the ordinary course of their business as presently conducted or as contemplated to be conducted. Except as set forth in Section 3.12(b)(ii) of the Company Disclosure Schedule, the Owned Intellectual Property and, to knowledge of the Company, the Licensed Intellectual Property, are subsisting, valid and enforceable.
          (c) The development, marketing, sale and use of the material products and services of the Company and the Subsidiaries, and the use of the Owned Intellectual Property and Licensed Intellectual Property in connection therewith, do not conflict with, infringe, misappropriate or otherwise violate in any material respect the Intellectual Property rights of any third party. Except as disclosed in Section 3.12(c) of the Company Disclosure Schedule, no Actions have been asserted or are pending or, to the Company’s knowledge, threatened (whether in writing or orally, and whether explicitly or indirectly through a request to license the Intellectual Property rights of any third party) against the Company or any Subsidiary (i) based upon or challenging or seeking to deny or restrict the use by the Company or any Subsidiary of any of the Owned Intellectual Property or Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company or any Subsidiary infringe, misappropriate or otherwise violate the Intellectual Property right of any third party, or (iii) alleging that the Licensed Intellectual Property is being licensed or sublicensed in conflict with the terms of any license or other agreement. Except as disclosed in Section 3.12(c) of the Company Disclosure Schedule, no Owned Intellectual Property or Licensed Intellectual Property is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property.
          (d) To the knowledge of the Company, except as disclosed in Section 3.12(d) of the Company Disclosure Schedule, no person is engaging in any activity that infringes or misappropriates the Owned Intellectual Property or Licensed Intellectual Property.
          (e) The Owned Intellectual Property and the Licensed Intellectual Property constitutes all of the Intellectual Property used or held for use or intended to be used in the conduct of the business of the Company and the Subsidiaries as presently conducted, and there are no other items of Intellectual Property that are used in the conduct of the business of the Company and the Subsidiaries as presently conducted. Except as disclosed in Section 3.12(e) of the Company Disclosure Schedule, the consummation of the Merger will not result in the termination or impairment of any of the Owned Intellectual Property or the right to use any of the Licensed Intellectual Property or require the payment of additional royalties or fees to third parties for the continued use of the Licensed Intellectual Property as currently conducted by the Company and the Subsidiaries.
          (f) The Company and the Subsidiaries have acted in a commercially reasonable manner to maintain the confidentiality of, and legal protection pertaining to, the trade secrets and other confidential Intellectual Property used or held for use or intended to be used by the Company or the Subsidiaries according to the laws of the applicable jurisdictions where such trade secrets are developed, practiced or disclosed. Without limiting the generality of the foregoing, the Company and the Subsidiaries use a business practice of enforcing a policy requiring all personnel and third parties having access to such trade secrets to execute a written agreement which provides necessary protection for such trade secrets and which does not allow the use or disclosure of such trade secrets upon the expiration of any specified period of time. To the Company’s knowledge, there have been no disclosures by the Company or any Subsidiary of any trade secrets, and no party to any such agreement is in breach thereof.
          (g) Except as set forth on Schedule 3.12(g), (which schedule shall identify any such open source licensed software, the governing Open Source License (as defined herein below), and the products or services of the Company or any Subsidiary which utilizes such open source licensed software) none of the material Owned Intellectual Property, and no material products or services marketed or sold by the Company or any Subsidiary, uses, incorporates or has embedded in it any source, object or other Software code subject to an open source license or other similar type of license (including without limitation, the GNU General Public License, Library Generally Public License, Lesser General Public License, Mozilla License, Berkeley Software Distribution License, Open Source Initiative License, MIT, Apache or Public Domain Licenses, (each an “Open Source License”)). The operation of the business of the Company and the Subsidiaries will neither subject any of the Company’s or any Subsidiary’s products to the terms of any Open Source License nor require the Company or any Subsidiary to provide the source code to any Company or Subsidiary Software to any person except as could not reasonably be expected to result in Company Material Adverse Effect.
          (h) Except as set forth on Schedule 3.12(h), neither the Company nor any Subsidiary has deposited, is obligated to deposit, or reasonably expects that it will be obligated to deposit, the source code of any of the Software of the Company or its Subsidiaries pursuant to a source code escrow agreement or similar arrangement for the benefit of any person, nor has the Company nor any Subsidiary made the source code of any Company or Subsidiary product available to any person.
          (i) To the Company’s knowledge, except as set forth on Schedule 3.12(i), all software, databases, systems, networks and Internet sites used by the Company and the Subsidiaries and/or included within the Owned Intellectual Property are free from any material defect, bug, “Trojan Horse”, malware, spyware or other virus or programming design or documentation error or corruptant. The Company and its Subsidiaries have acted in a commercially reasonable manner to protect the confidentiality, integrity and security of their Software, databases, systems, networks and Internet sites and all information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties. The Company and its Subsidiaries comply, in all material respects, with (a) all relevant laws and regulations (except with respect to the relevant laws and regulations for jurisdictions other than the United States, Canada, and the European Union and its member states, in which case the Company and its Subsidiaries comply with all relevant laws and regulations except as would not reasonably be expected to cause a Company Material Adverse Effect), and (b) the Company’s own policies, in each case with respect to the privacy of all users and customers and any of their personally identifiable information, and no written claims have been asserted or, to the Company’s knowledge, threatened in writing against the Company or any Subsidiary by any person alleging a violation of any of the foregoing.
          (j) To the knowledge of the Company, no employee of or consultant to the Company or the Subsidiaries is obligated under any agreement or subject to any judgment, decree or order of any court or administrative agency, or any other restriction that would interfere with the use of his or her best efforts to carry out his or her duties for the Company or to promote the interests of the Company or that would conflict with the Company’s business. To the knowledge of the Company, there exist no inventions by current and former employees or consultants of the Company or the Subsidiaries, made or otherwise conceived prior to their beginning employment or consultation with the Company, that have been or will be incorporated into any of the Company’s Intellectual Property or any products.
          (k) Section 3.12(k) of the Company Disclosure Schedule sets forth a true and complete list as of December 15, 2005 of all In-Bound IP Agreements (identifying the parties to each such agreement, the Intellectual Property licensed to the Company or any Subsidiary thereby, and the product(s) and/or services of the Company which utilize such Licensed Intellectual Property) pursuant to which (i) the Company or any Subsidiary was required in the Company’s fiscal year ending December 31, 2004 to make payments to any third party totaling in excess of $500,000, and (ii) the Company or any Subsidiary licenses from any third party Intellectual Property (including without limitation, any software) which is incorporated into, or distributed with, any products or services of the Company or any Subsidiary (the foregoing being collectively, the “Key In-Bound IP Agreements”). Except as set forth in Section 3.12(k)(iii) of the Company Disclosure Schedule, (A) each Key In-Bound IP Agreement is a legal, valid and binding agreement of the Company or the applicable Subsidiary, as the case may be, and, to the Company’s knowledge, of the other party(ies) thereto; (B) neither the Company nor any Subsidiary is in material breach or violation of, or material default under, any Key In-Bound IP Agreement; (C) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Key In-Bound IP Agreement; (D) the Company and the Subsidiaries have not received any notice of default under any Key In-Bound IP Agreement which remains uncured; (E) neither the Company nor any Subsidiary has received written notice of the termination of, or intention to terminate, any Key In-Bound IP Agreement; and (F) except as set forth in Section 3.12(k)(iv) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of the Company or any Subsidiary under any Key In-Bound IP Agreement.
          (l) Section 3.12(l) of the Company Disclosure Schedule sets forth a true and complete list as of December 15, 2005 of all Out-Bound IP Agreements (identifying the parties to each such agreement and the Intellectual Property licensed by the Company or any Subsidiary thereby) which generated in the Company’s fiscal year ending December 31, 2004 in excess of $1,000,000 in revenues to the Company and its Subsidiaries (the “Key Out-Bound IP Agreements”). Except as set forth in Section 3.12(l)(i) of the Company Disclosure Schedule, (A) each Key Out-Bound IP Agreement is a legal, valid and binding agreement of the Company or the applicable Subsidiary, as the case may be, and, to the Company’s knowledge, of the other party(ies) thereto; (B) neither the Company nor any Subsidiary is in material breach or violation of, or material default under, any Key Out-Bound IP Agreement; (C) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Key Out-Bound IP Agreement; (D) the Company and the Subsidiaries have not received any notice of default under any Key Out-Bound IP Agreement which remains uncured; (E) neither the Company nor any Subsidiary has received written notice of the termination of, or intention to terminate, any Key Out-Bound IP Agreement; and (F) except as set forth in Section 3.12(k)(iv) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of the Company or any Subsidiary under any Key Out-Bound IP Agreement.
     Section 3.13 Taxes.
          (a) The Company and the Subsidiaries have timely filed (or caused to be timely filed) all Tax Returns required to be filed by them and have paid and discharged all Taxes required to be paid or discharged by them (whether or not shown on such Tax Returns). All such Tax Returns are true, correct and complete in all material respects. Except as set forth in Section 3.13(a)(i) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. All amounts of Taxes required to be withheld by or with respect to the Company or any Subsidiary have been timely withheld and remitted to the applicable Governmental Authority. The accruals and reserves for Taxes reflected in the Latest Balance Sheet are adequate to satisfy all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. Except as set forth in Section 3.13(a)(ii) of the Company Disclosure Schedule, the Company and each Subsidiary is a member of the same affiliated group (within the meaning of Section 1504(a)(1) of the Code) for which the Company files a consolidated U.S. federal income Tax Return as the common parent, and neither the Company nor any Subsidiary has been included in any U.S. federal, state and local consolidated combined or united Tax Returns for any taxable period for which the statute of limitations has not expired or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation 1.1502-6 or any analogous provision of state, local or foreign law or as a transferee or successor, by contract or otherwise. Neither the Company nor any Subsidiary is required to make any disclosure to the IRS or has a list maintenance obligation with respect to any “reportable transaction” pursuant to Sections 6011, 6111 or 6112 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Subsidiary is a party to, is bound by or has an obligation under any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to Taxes).

          (b) Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, (i) there are no pending or, to the knowledge of the Company, threatened, audits, examinations, investigations or other proceedings in respect of any Tax matter of the Company or any Subsidiary, (ii) no Governmental Authority is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Subsidiary any deficiency or claim for any Taxes, (iii) no power of attorney has been granted with respect to any matter relating to Taxes that could affect the Company or any Subsidiary for a taxable period ending after the Effective Time.
          (c) There are no Tax Liens upon any property or assets of the Company or any of the Subsidiaries except liens for current Taxes not yet due and payable. Except as set forth in Section 3.13(c) of the Company Disclosure Schedule, neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) after the Effective Time that is attributable to (i) any transaction occurring in, or a change in accounting method made for, any taxable period ending on or before the date of the Effective Time that resulted in a deferred reporting of income from such transaction or from such change in accounting method, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Effective Time, (iii) intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Effective Time, or (v) prepaid amount received on or prior to the Effective Time. As of December 31, 2004, the tax basis in the stock of each of those Subsidiaries described in Section 3.13(c)(A) of the Company Disclosure Schedule was at least the respective amounts set forth in such Company Disclosure Schedule. Neither the Company nor any Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years.
          (d) Except as set forth in Section 3.13(d) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has made or is obligated to make any payment or is a party to an agreement that would require it to make any payments that would not be fully deductible pursuant to Section 162(m) of the Code.
          (e) Neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement or Plan that could obligate it to provide any Company Employee with any payments or benefits as a result of any excise tax imposed on such Company Employee by Section 4999 of the Code or any comparable federal, state, local or foreign excise tax rule or regulation, except as set forth on Schedule 3.13(e), and with respect to those itemized payments and benefits set forth on Schedule 3.13(e), such payments and benefits shall not exceed $800,000 in the aggregate.
     Section 3.14 Environmental Matters. Except as described in Section 3.14 of the Company Disclosure Schedule, (a) none of the Company, any of the Subsidiaries or any predecessor of any of the foregoing is, or to the knowledge of the Company has been, in material violation of any Environmental Law; (b) none of the properties currently or formerly owned, leased or operated by the Company, any Subsidiary or any predecessor of any of the foregoing

(including, without limitation, soils and surface and ground waters) have been contaminated by the dumping, discharge, spillage, disposal or other release of Hazardous Substances that requires investigation, removal, remediation or corrective action by Company or any Subsidiary under applicable Environmental Laws; and Hazardous Substances are not otherwise present at such properties in circumstances that would reasonably be expected to result in material liability or costs to the Company or any of its Subsidiaries under any applicable Environmental Law; (c) none of the Company or any of the Subsidiaries (1) has entered into any consent decree or other agreement related to, or has been notified that it is actually or potentially liable under, any Environmental Law, or (2) received any requests for information or other correspondence or written notice that it is considered potentially liable for any investigation, removal, remediation or corrective action with respect to any Hazardous Substances; (d) each of the Company and each Subsidiary has all material permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”); (f) each of the Company and each Subsidiary is in material compliance with all, and to the knowledge of the Company has not violated any, such Environmental Permits; (g) neither the execution of this Agreement nor the consummation of the Merger will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any Environmental Law or Environmental Permit; (h) no judicial, administrative, or arbitral proceeding under any Environmental Laws to which the Company or any of its Subsidiaries is a party is pending or, to the knowledge of the Company, threatened; (i) none of the Company or its Subsidiaries is subject to any judgment, decree, order or similar requirement, in either case relating to any Environmental Laws or to any investigation, removal, remediation or corrective action with respect to Hazardous Substances; and (j) neither the Company nor any of its Subsidiaries has assumed or retained, by contract or operation of law, any material liabilities under any Environmental Laws or concerning any Hazardous Substances.
The Company has provided to Parent true and complete copies of all Environmental Reports in the possession or control of the Company or any of its Subsidiaries, regarding any matter that could reasonably be expected to materially affect the Company or any of its Subsidiaries.
     Section 3.15 Amendment to Company Rights Agreement. The Company has irrevocably amended, and the Company Board has taken all necessary action to irrevocably amend, the Rights Agreement, dated as of September 28, 1998 (the “Company Rights Agreement”), between the Company and American Securities Transfer & Trust, Inc., as rights agent, so that (a) none of the execution or delivery of this Agreement, the consummation of the Merger or the consummation of any other Transaction will result in (i) the occurrence of a “Flip-in Event” described in the Company Rights Agreement, (ii) the occurrence of the “Flip-Over Event” described in the Company Rights Agreement, or (iii) the associated Preferred Stock Purchase Rights (the “Rights”) becoming evidenced by, and transferable pursuant to, certificates separate from the certificates representing Shares and (b) the Rights will expire pursuant to the terms of the Company Rights Agreement immediately prior to the Effective Time. The Company has provided Parent with a copy of such amendment to the Company Rights Agreement. Such amendment has been duly authorized and executed by the parties thereto and is in full force and effect.
     Section 3.16 Material Contracts. (a) Set forth in Section 3.16(a) of the Company Disclosure Schedule is a list of the following contracts, undertakings, commitments, licenses or agreements, written or verbal, to which the Company or any Company Subsidiary is a party or which are applicable to any of their respective assets or properties (true and complete copies (or written summaries, if verbal) of which have been made available to Parent prior to the date hereof) (each a “Material Contract”):
          (i) contracts which have a remaining term in excess of ninety (90) days or are not cancelable (without material penalty, cost or other liability) within ninety (90) days that in the Company’s fiscal year ended December 31, 2004 (A) generated in excess of $1,000,000 in revenues to the Company and its Subsidiaries or (B) resulted in expenses to the Company and its Subsidiaries in excess of $500,000;
          (ii) contracts containing covenants limiting the ability of the Company or any Subsidiary or other affiliates of the Company (including Parent and its affiliates after the Effective Time) to engage in any line of business or compete with any person, in any market or line of business, or operate at any geographic location;
          (iii) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments and contracts providing for the borrowing or lending of money, whether as borrower, lender or guarantor, and any agreements or instruments pursuant to which any cash of the Company or any Subsidiary is held in escrow or its use by the Company and its Subsidiaries is otherwise restricted;
          (iv) all contracts pursuant to which any material property or assets of the Company or any Subsidiary is, or may become subject to, a lien;
          (v) joint venture, alliance, affiliation or partnership agreements or joint development or similar agreements pursuant to which any third party is entitled to develop or market any products or services on behalf of, or together with, the Company or any Subsidiary or receive referrals of business from, or provide referrals of business to, the Company or any Subsidiary;
          (vi) contracts for the acquisition or sale, directly or indirectly (by merger or otherwise) of material assets (whether tangible or intangible) or the capital stock of another person, including, without limitation, contracts for any such completed acquisitions or sales pursuant to which an “earn out” or similar form of obligation (whether absolute or contingent) is pending or for which there are any continuing indemnification or similar obligations, in each case excluding any such contract entered into prior to January 1, 2001 and with respect to which there are no remaining obligations on the party of any party (including, without limitation, any indemnification obligations);
          (vii) contracts under which the Company or any Subsidiary has granted any exclusive rights;
          (viii) any interest rate or currency swaps, caps, floors or option agreements or any other interest rate or currency risk management arrangement or foreign exchange contracts with settlement terms greater than 120 days following the trade date of such arrangement or contract;

          (ix) contracts with, or commitments to, affiliates of the Company;
          (x) contracts with “change of control” or similar provisions which would be triggered by the Merger or the Transactions; and
          (xi) any material contracts of the Company as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.
          (b) (i) Except as set forth in Section 3.16(b)(i) of the Company Disclosure Schedule, each Material Contract is a legal, valid and binding agreement of the Company or the applicable Subsidiary, as the case may be, and, to the Company’s knowledge, of the other party(ies) thereto; (ii) neither the Company nor any Subsidiary is in material breach or violation of, or material default under, any Material Contract; (iii) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Material Contract; (iv) the Company and the Subsidiaries have not received any notice of default under any Material Contract which remains uncured; (v) neither the Company nor any Subsidiary has received written notice of the termination of, or intention to terminate, any Material Contract; and (vi) except as set forth in Section 3.16(b)(vi) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of the Company or any Subsidiary under any Material Contract.
     Section 3.17 Proxy Statement. The proxy statement to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting (as defined below) (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Stockholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders’ Meeting which shall have become false or misleading. The Statement on Schedule 13E-3 (such Statement, as amended or supplemented, is being referred to herein as the “Schedule 13E-3”), to be filed by the Company concurrently with the filing of the Proxy Statement, shall not, at the date of the Schedule 13E-3 (or any amendment or supplement thereto), at the time of the Stockholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The Proxy Statement and Schedule 13E-3, insofar as each relates to the Company or its Subsidiaries or other information supplied by the Company for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable law. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied in writing by Parent, Merger Sub or any of Parent’s or Merger Sub’s Representatives for inclusion in the Proxy Statement.

     Section 3.18 Opinion of Financial Advisor. The Company has received the written opinion (the “Fairness Opinion”) of Bear Stearns & Co., Inc., dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, excluding Prides Capital Partners, L.L.C. and any of its affiliates or other holders of Company Common Stock that are or that may become co-investors in Parent and any of their affiliates, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement.
     Section 3.19 Brokers. No broker, finder or investment banker (other than Bear Stearns & Co., Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Bear Stearns & Co., Inc. pursuant to which such firm would be entitled to any payment relating to the Merger.
     Section 3.20 Title to Assets. The Company and each Subsidiary has good title to, or valid leasehold interests in, all their respective properties and tangible assets, except for those which are no longer used or useful in the conduct of their businesses or where the absence thereof would not be reasonably likely to have a Company Material Adverse Effect. All of these properties and assets, other than assets in which the Company or any Subsidiary has leasehold interests, are free and clear of all liens, except for liens that would not be reasonably likely to have a Company Material Adverse Effect.
     Section 3.21 Insurance. Section 3.21 of the Company Disclosure Schedule contains a list of all material fire and casualty, general liability, business interruption and other insurance policies (collectively, “Insurance Policies”) maintained by the Company or any of its Subsidiaries. Such policies are in effect as of the date of this Agreement. Such Insurance Policies are in such amounts and cover such risks as are reasonably adequate for the conduct of the business of the Company and its Subsidiaries as currently conducted and the value of their respective properties and assets on the date hereof.
     Section 3.22 Restrictions on Business Activities. To the Knowledge of the Company, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or impairing the conduct of business by the Company or any of its Subsidiaries as currently conducted by the Company or such Subsidiary, including agreements that expressly limit the ability of the Company or any of its Subsidiaries to compete in or conduct any line of business or compete with any person in any geographic area or during any period of time, except for any prohibition or impairment as would not reasonably be expected to have a Company Material Adverse Effect.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

     Section 4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.
     Section 4.2 Authority Relative to the Merger. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the Merger and the Transactions. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger or the Transactions (other than the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).
     Section 4.3 No Conflict; Required Filings and Consents.
          (a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or equivalent governing documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained or taken and all filings and obligations described in Section 4.3(b) have been made or fulfilled, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have a Parent Material Adverse Effect or would not reasonably be expected to prevent or materially delay the ability of the Parent or Merger Sub to consummate the Merger or the Transactions.
          (b) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the HSR Act, the Exchange Act, and filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Parent Material Adverse Effect or materially delay the ability of the Parent or Merger Sub to consummate the Merger or the Transactions.
     Section 4.4 Financing.
          (a) As of the date of this Agreement, Parent has received an executed commitment letter dated December 19, 2005 (the “Debt Commitment Letter”) from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (collectively, “JPMorgan”), pursuant to which JPMorgan has committed, subject to the terms and conditions set forth therein, to provide to Parent the amount of financing set forth in the Debt Commitment Letter (the “Debt Financing”), to complete the Transactions. A true and complete copy of the Debt Commitment Letter has been previously provided to the Company.
          (b) Parent has entered into a Contribution and Voting Agreement dated December 19, 2005 (the “Equity Commitment Agreement” and together with the Debt Commitment Letter, the “Commitment Letters”) with certain existing stockholders of Parent named therein (including affiliates of Prides Capital Fund I, L.P.), pursuant to which such stockholders (or their assignees or designees) have committed, subject to the terms and conditions set forth therein, to provide to Parent $169.7 million of equity financing (the “Equity Financing” and together with the Debt Financing, the “Financing”) to complete the Transactions. A true and complete copy of the Equity Commitment Agreement has been previously provided to the Company.
          (c) As of the date hereof, the Commitment Letters have not been amended or modified. As of the date hereof, the obligations to fund the commitments under the Commitment Letters are not subject to any conditions other than as set forth in the Commitment Letters. Parent and Merger Sub have fully paid any and all commitment fees or other fees required by such Commitment Letters to be paid as of the date hereof (and will duly pay any such fees after the date hereof in accordance with such Commitment Letters). As of the date hereof, the Commitment Letters are valid and in full force and effect and no event has occurred which (with or without notice, lapse of time or both) would constitute a default thereunder on the part of Parent or Merger Sub. As of the date hereof, Parent has no knowledge of any facts or circumstances that could reasonably be expected to result in (i) any of the conditions set forth in the Commitment Letters not being satisfied to the extent such conditions can be satisfied by, or are under the control of, Parent or Merger Sub or (ii) the funding contemplated in the Commitment Letters not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement. Except for inaccuracies caused by the Company or its Subsidiaries, neither the Parent nor the Merger Sub has, as of the date hereof, been informed by any person that is a financing source that is a party to any Commitment Letter of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Commitment Letters inaccurate in any material respect or that would cause the commitments provided in such Commitment Letters to be terminated or ineffective or any of the conditions contained therein not to be met.

          (d) The aggregate proceeds contemplated by the Commitment Letters, if and when funded in accordance with the Commitment Letters, together with the available cash of the Company, will be sufficient for Parent and the Surviving Corporation to pay the aggregate Merger Consideration pursuant to the Merger and to pay all related fees and expenses.
          (e) Parent and Merger Sub are not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors.
     Section 4.5 Proxy Statement. The information supplied by Parent for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Stockholders’ Meeting or at the Effective Time, (i) contain any untrue statement of a material fact or (ii) omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders’ Meeting which shall have become false or misleading. The information supplied by Parent for inclusion in the Schedule 13E-3 shall not, at the date of the Schedule 13E-3 (or any amendment or supplement thereto), at the time of the Stockholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The Proxy Statement and Schedule 13E-3, insofar as each relates to the Parent or Merger Sub or other subsidiaries of Parent or Merger Sub or other information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable law. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion in the Proxy Statement or Schedule 13E-3.
     Section 4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
     Section 5.1 Conduct of Business by the Company Pending the Effective Time. The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.1 of the Company Disclosure Schedule, unless Parent shall otherwise consent in writing: (i) the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and (ii) the Company shall use reasonable commercial efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to maintain in effect all Company Permits that are required for the Company or such Subsidiary to carry on its business, to keep available the services of the current officers, employees, independent contractors and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.1 of the Company Disclosure Schedule, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent:
          (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;
          (b) issue, sell, pledge, dispose of, grant or encumber, or otherwise subject to any lien, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of, or subjection to, any such lien, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to employee stock options outstanding on the date of this Agreement and granted under Company Stock Option Plans in effect on the date of this Agreement) or (ii) any assets of the Company or any Subsidiary, except in the case of clause (ii), in the ordinary course of business and in a manner consistent with past practice;
          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interest;
          (d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interest;
          (e) except as required by the terms of any security as in effect on the date hereof and set forth in Section 5.1(e) of the Company Disclosure Schedule, amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any of the Company’s securities, including shares of Company Common Stock, or any option, warrant or right, directly or indirectly, to acquire any such securities;
          (f) settle, pay or discharge any claim, suit or other action brought or threatened against the Company with respect to or arising out of any capital stock or other equity interest in the Company;
          (g) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any significant amount of assets, except pursuant to transactions between the Company and its Subsidiaries or between Subsidiaries; (ii) incur any funded indebtedness or issue any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances other than in the ordinary course of business and consistent with past practice and not in excess of $500,000; (iii) make any capital contributions to, or investments in, any other person, other than the Company or any direct or indirect Subsidiary of the Company; (iv) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice; (v) authorize, or make any commitment with respect to aggregate capital expenditures of the Company and its Subsidiaries, taken together, in excess of $10,000,000 so long as such expenditures (other than any capital expenditure that does not exceed $100,000 individually or capital expenditures that exceed $250,000 in the aggregate) are contemplated by Section 5.1(g) of the Company Disclosure Schedule; or (vi) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.1(g);
          (h) (i) hire any additional employees, except to fill current vacancies or vacancies arising after the date of this Agreement and only if the expected total annual compensation for such person is no greater than $200,000, (ii) make any offers to any executive officer of an employment position, (iii) increase the compensation payable or to become payable or the benefits provided to its present or former directors, employees or executive officers, except for increases in salary or hourly wage rates in the ordinary course of business and consistent with past practice, (iv) grant any new or additional retention, severance or termination pay to, or enter into any new or additional employment, bonus, change of control or severance agreement with, any present or former director, officer or other employee of the Company or of any of its Subsidiaries, (v) establish, adopt, enter into, terminate or amend any Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, except as required by this Agreement or the Merger contemplated hereby, or as required by ERISA, the Code or to otherwise comply with applicable Law, (vi) loan or advance money or other property to any current or former director, officer or employee of the Company or any of its Subsidiaries or (vii) grant any equity or equity based awards (provided that equity awards may be transferred in accordance with the applicable plan document or agreement);
          (i) effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act (determined without regard to terminations of employment occurring on or after the Effective Time);
          (j) take any action, other than actions required to be taken in response to changes in GAAP or in Law after the date hereof, to change any accounting policies or procedures used by it (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);
          (k) make, revoke or change any material Tax election or material method of Tax accounting, change any annual Tax accounting period, file any amended Tax Return (unless required by Law), enter into any closing agreement relating to a material amount of Taxes, settle or compromise any material liability with respect to Taxes or consent to any material claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment, surrender any right to claim a refund of Taxes or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

          (l) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $250,000 in any individual case or $500,000 in the aggregate, other than (i) in the ordinary course of business and consistent with past practice, or (ii) liabilities reflected or reserved against in the financial statements contained in the Company SEC Reports and such payment, discharge or satisfaction is made in accordance with the terms of such claim, liability or obligation as such terms exist on the date of this Agreement;
          (m) pay accounts payable, utilize cash, draw down on lines of credit, delay or accelerate capital expenditures, incur expenditures on research and development, other than in the ordinary course of business and consistent with past practice;
          (n) amend or modify in any material respect, or consent to the termination of, any Material Contract, or amend, waive or modify in any material respect, or consent to the termination of, the Company’s or any Subsidiary’s rights thereunder;
          (o) (i) abandon, sell, assign, or grant any security interest in or to any item of the Owned Intellectual Property, Licensed Intellectual Property or IP Agreements, (ii) grant to any third party any license, sublicense or covenant not to sue with respect to any Owned Intellectual Property or Licensed Intellectual Property, other than in the ordinary course of business consistent with past practice, (iii) develop, create or invent any Intellectual Property jointly with any third party (other than such joint development, creation or invention with a third party that is under contract, in progress or currently contemplated as of the date hereof), (iv) disclose, or allow to be disclosed, any confidential Owned Intellectual Property, unless such Owned Intellectual Property is subject to a confidentiality or non-disclosure covenant protecting against the further disclosure thereof, or (v) fail to perform or cause to be performed all applicable filings, recordings and other acts, and pay or caused to be paid all required fees and taxes, to maintain and protect its interest in each item of the Owned Intellectual Property and the Licensed Intellectual Property, except for those items shown in Section 3.12(a) of the Company Disclosure Schedule as abandoned;
          (p) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;
          (q) enter into any contract or agreement with any director or officer of the Company or any Subsidiary or any of their respective affiliates (including any immediate family member of such person) or any other affiliate of the Company or any Subsidiary;
          (r) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger and the Transactions) except for any such matters that occur with respect to any of the Subsidiaries listed on Schedule 5.1(r));
          (s) open any office in a new geographical territory, create any new business division or otherwise enter into any new line of business;
          (t) fail to continuously maintain in full force and effect its current Insurance Policies; or

          (u) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.
ARTICLE VI
ADDITIONAL AGREEMENTS
     Section 6.1 Stockholders’ Meeting. The Company, acting through the Company Board, shall (i) in accordance with applicable Law and the Company’s Certificate of Incorporation and By-laws, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following the date hereof, but no sooner than 20 business days following the date that the Proxy Statement is mailed to holders of Shares, for the purpose of considering and taking action on this Agreement and the Merger (the “Stockholders’ Meeting”) and (ii) (A) include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to Merger Sub or Parent, the recommendation of the Company Board that the stockholders of the Company approve and adopt this Agreement, the Merger and the Transactions and (B) use its reasonable commercial efforts to obtain such approval and adoption. At the Stockholders’ Meeting, Parent and Merger Sub shall cause all Shares then beneficially owned by them and their subsidiaries and all other persons included among the Buying Parties to be voted in favor of the approval and adoption of this Agreement, the Merger and the Transactions.
     Section 6.2 Proxy Statement; Schedule 13E-3. The Company shall file as soon as reasonably practicable the Proxy Statement and the Schedule 13E-3 with the SEC under the Exchange Act in form and substance reasonably satisfactory to each of the Company, Parent and Merger Sub, and each shall use its reasonable commercial efforts to have the Proxy Statement cleared by the SEC as promptly as practicable. Parent, Merger Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement and the Schedule 13E-3 and in responding to any comments of the SEC with respect to the Proxy Statement or the Schedule 13E-3 or any requests by the SEC for any amendment or supplement thereto or for additional information. Each of the Company, Parent and Merger Sub and their respective counsel shall have a reasonable opportunity to review and comment on (i) the Proxy Statement and the Schedule 13E-3, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to holders of Shares and (ii) all responses to requests for additional information and replies to comments from the SEC or the staff thereof prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Merger Sub agrees to use its reasonable commercial efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders’ Meeting at the earliest practicable time.
     Section 6.3 Access to Information; Confidentiality.
          (a) Subject to applicable Law and confidentiality agreements, including that certain confidentiality agreement dated June 27, 2005 between Parent and the Company (the “Confidentiality Agreement”), from the date of this Agreement until the Effective Time, the Company shall (and shall cause its Subsidiaries to): (i) provide to Parent and Parent’s Representatives access, during normal business hours and upon reasonable notice by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof, (ii) furnish to Parent all monthly and quarterly statements of revenue and expense, earnings, sales, trial balances and such other similar statements as are regularly and customarily provided to senior management of the Company promptly following delivery to such senior management and (iii) furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as Parent or its Representatives may reasonably request.
          (b) Each party shall, and shall cause its affiliates and Representatives to, (i) comply with the Confidentiality Agreement as if a party thereto and (ii) hold in strict confidence as Evaluation Material (as defined in the Confidentiality Agreement) all nonpublic documents and information furnished or made available by one party to the other(s) and their respective affiliates and Representatives.
          (c) No investigation pursuant to this Section 6.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto or any condition to the Offer.
     Section 6.4 No Solicitation of Competing Transactions.
          (a) The Company agrees that neither it nor any Subsidiary nor any Representative of it or any Subsidiary will, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action for the purpose of facilitating, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), or (ii) enter into, participate in or maintain or continue discussions or negotiations with any person or entity for the purpose of facilitating such inquiries or to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or other contract, agreement or commitment providing for or otherwise relating to any Competing Transaction, or (iv) authorize or permit any Representative of the Company or any of its Subsidiaries to take any such action. The Company shall notify Parent as promptly as practicable (and in any event within one business day) after the Company receives any oral or written proposal or offer or any inquiry or contact with any person regarding a potential proposal or offer regarding a Competing Transaction, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer (including material amendments or proposed material amendments). The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction and shall request any such parties in possession of confidential information about the Company or its Subsidiaries that was furnished by or on behalf of the Company or its Subsidiaries to return or destroy all such information in the possession of any such party or in the possession of any Representative of any such party. The Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

          (b) Notwithstanding anything to the contrary in this Section 6.4, the Company Board may furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction, and the Company Board has (i) determined, in its good faith judgment (after consulting with its financial advisor), that such proposal or offer constitutes or would be reasonably expected to lead to a Superior Proposal (as defined below), (ii) determined, in its good faith judgment after consulting with its outside legal counsel (who may be the Company’s regularly engaged outside legal counsel), that, in light of such proposal or offer, the failure to furnish such information or enter into discussions would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person prior to taking any such action and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement), except that such confidentiality agreement may permit such person to share Evaluation Material (as defined in the Confidentiality Agreement) with its financing sources; provided that such financing sources shall be bound by the terms thereof.
          (c) Except as set forth in this Section 6.4(c) and subject to Section 8.1(e), neither the Company Board nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board or any such committee of this Agreement or the Merger (a “Change in the Company Recommendation”) or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction (except for a confidentiality agreement as provided in Section 6.4(b) above). Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment at any time prior to the approval of the Merger by the holders of Shares after consulting with outside legal counsel (who may be the Company’s regularly engaged outside legal counsel), that the failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, the Company Board may make a Change in the Company Recommendation and/or recommend a Superior Proposal, but only (i) after providing written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions (including material amendments or proposed material amendments) of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and (ii) if Parent does not, prior to five days after Parent’s receipt of the Notice of Superior Proposal make an offer that the Company Board determines, in its good faith judgment (after consulting with its financial advisor) to be at least as favorable to the Company’s stockholders as such Superior Proposal. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal or offer for a Competing Transaction or otherwise in order to comply with its fiduciary duties under applicable Law or Rule 14d-9 or 14e-2, will not constitute a violation of this Agreement.

          (d) A “Competing Transaction” means any of the following (other than the Merger): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary; (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company or of any Subsidiary; (iii) any sale, exchange, transfer or other disposition in which the Company or any Subsidiary participates (including by way of redeeming the Rights or taking any action to comply with Section 203 of the DGCL, but excluding typical stock transfer functions) and which results in any person beneficially owning more than 25% of any class of equity securities of the Company or of any Subsidiary; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning more than 25% of any class of equity securities of the Company or of any Subsidiary; or (v) any transaction in which the Company participates which would result in any person owning 25% or more of the fair market value on a consolidated basis of the assets (including, without limitation, the capital stock or other equity interests of Subsidiaries) of the Company and its Subsidiaries immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary or otherwise).
          (e) A “Superior Proposal” means an unsolicited written bona fide offer made by a third party with respect to a Competing Transaction (except that for purposes of this definition all percentages included in the definition of “Competing Transaction” shall be raised to 50%), in each case on terms that the Company Board determines, in its good faith judgment (after consulting with its financial advisor) and taking into account all legal, financial, regulatory and other aspects of the offer that it deems relevant, to be more favorable to the Company’s stockholders than the Merger and the Transactions, is reasonably capable of being completed and for which financing, to the extent it is a condition of such offer, is then committed; provided, however, that any such offer shall not be deemed to be a “Superior Proposal” if any financing on which the offer is conditioned is not committed and is not likely in the good faith judgment of the Company Board (after having received the advice of its financial advisor) to be obtained by such third party on a basis the Company Board deems timely.
     Section 6.5 Employee Benefits Matters.
          (a) On and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms all employment agreements and all bonus, retention and severance obligations, of the Company or any Subsidiary, all of which are listed in Section 6.5(a) of the Company Disclosure Schedule, except as may otherwise be agreed to by the parties thereto, and the Company or Parent shall pay at the Effective Time to the applicable officers and employees listed in said Section 6.5(a) of the Company Disclosure Schedule, any amounts with respect to such agreements and obligations that are payable by their terms at the Effective Time or upon consummation of the Merger.
          (b) For a period of one (1) year following the Closing, Parent shall cause the Surviving Corporation to provide substantially similar employee benefits in the aggregate to the benefits provided under the Plans set forth in Schedule 3.10(a) (which have not been terminated prior to the Closing with the exception of any equity compensation programs, foreign retirement programs and the Supplemental Executive Retirement Plan). Parent shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans to treat, the service of the employees of the Company and the Subsidiaries who remain employed by Parent, Merger Sub or their subsidiaries after the Effective Time (the “Company Employees”) with the Company or the Subsidiaries attributable to any period before the Effective Time as service rendered to Parent or the Surviving Corporation for purposes of eligibility to participate, vesting and for other appropriate benefits, including, but not limited to, applicability of minimum waiting periods for participation, but excluding benefit accrual under any defined benefit pension plan. Without limiting the foregoing, Parent shall not, and shall cause the Surviving Corporation to not, treat any Company Employee as a “new” employee for purposes of any exclusions under any health or similar plan of Parent or the Surviving Corporation for a pre-existing medical condition, and any deductibles and co-pays paid under any of the Company’s or any of the Subsidiaries’ health plans shall be credited towards deductibles and co-pays under the health plans of Parent or the Surviving Corporation. Without limiting the foregoing, with respect to any welfare benefit plans maintained by Parent or the Surviving Corporation for the benefit of Company Employees on and after the Closing Date, Parent shall, and shall cause the Surviving Corporation to, (i) cause there to be waived any eligibility requirements or pre-existing condition limitations to the same extent waived under comparable plans maintained by the Company or its Subsidiaries and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, amounts paid by such Company Employees with respect to similar plans maintained by the Company or its Subsidiaries.
          (c) After the Effective Time, Parent shall cause the Surviving Corporation to honor all obligations which accrued prior to the Effective Time under the Plans.
          (d) The parties hereto acknowledge and agree that all provisions contained in this Section 6.5 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other person, including, without limitation, any employees, former employees, any participant in any Plan or any beneficiary thereof or (ii) to continued employment with the Company or any of its Subsidiaries or Purchaser. After the Effective Time, nothing contained in this Section 6.5 shall interfere with Purchaser’s right to amend, modify or terminate any Plan (subject to the provisions of Section 6.5(a) above) or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.
     Section 6.6 Directors’ and Officers’ Indemnification and Insurance.
          (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of the Company or any Subsidiary (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer, employee, fiduciary or agent of the Company or any Subsidiary, or is or was serving at the request of the Company or any Subsidiary as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of this Agreement, any agreement or document contemplated hereby or delivered in connection herewith, or any of the transactions contemplated hereby, or thereby whether in any case asserted or arising at or before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless, and for six years after the Effective Time, the Surviving Corporation and Parent shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), (A) the Company, and the Surviving Corporation and Parent for six years after the Effective Time, shall promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law, (B) the Indemnified Parties may retain counsel satisfactory to them, and the Company, Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties within 30 days after statements therefor are received, and (C) the Company, Parent and the Surviving Corporation will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, however, that none of the Company, the Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed); provided, further, that the Company, the Surviving Corporation and Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non appealable, that indemnification by such entities of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 6.6(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Company and, after the Effective Time, the Surviving Corporation and Parent thereof; provided that the failure to so notify shall not affect the obligations of the Company, the Surviving Corporation and Parent except to the extent, if any, such failure to promptly notify materially prejudices such party.
          (b) Parent and Merger Sub each agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, fiduciary and agent of the Company and the Subsidiaries provided for in the respective charters or bylaws (or other applicable organizational documents) or otherwise in effect as of the date hereof shall continue in full force and effect for a period of three years from the Effective Time; provided, however, that all rights to indemnification in respect of any claims (each a “Claim”) asserted or made within such period shall continue until the disposition of such Claim. From and after the Effective Time, Parent and Merger Sub each also agree to indemnify and hold harmless the present and former officers and directors of the Company and the Subsidiaries in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreements between the Company and/or one or more Subsidiaries and such officers and directors as listed in Section 6.6(b) of the Company Disclosure Schedule.
          (c) Prior to the Effective Time, the Company shall purchase a noncancelable extended and reporting period endoresement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in the same form as presently maintained by the Company, which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company; provided, however, that the Company shall not without Parent’s prior written consent obtain coverage under such a policy in excess of the amount that can be obtained for a cost equal to 200% of the current annual premiums paid by the Company for the current coverage period.
          (d) The obligations under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.6 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnities to whom this Section 6.6 applies shall be third party beneficiaries of this Section 6.6 and shall be entitled to enforce the covenants contained herein).
          (e) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.6.
     Section 6.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which could be reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply in any material respect with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder, (c) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions and (d) the occurrence of any event, development or circumstance which is known (or knowable following a reasonable investigation) to the Company or Parent, as the case may be, which has had or would be reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not limit or otherwise affect the remedies available hereunder to the party giving or receiving such notice; and provided further that the failure to give such notice shall not be a breach of covenant for the purposes of Section 7.2(b) or 7.3(b) or affect the rights and remedies of the party obligated to give any notice pursuant to clause (c) of this Section 6.7 unless the failure to give such notice results in material prejudice to the other party.
     Section 6.8 Further Action; Reasonable Commercial Efforts.
          (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act or other applicable foreign, federal or state antitrust, competition or fair trade Laws with respect to the Merger and the Transactions and (ii) use its reasonable commercial efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Merger and the Transactions, including, without limitation, using its reasonable commercial efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Merger and the Transactions and to fulfill the conditions to the Merger and the Transactions; provided that neither Merger Sub nor Parent will be required by this Section 6.8 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (x) requires the divestiture of any assets of any of Merger Sub, Parent, the Company or any of their respective subsidiaries or (y) limits Parent’s freedom of action with respect to, or its ability to retain, the Company and the Subsidiaries or any portion thereof or any of Parent’s or its affiliates’ other assets or businesses. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable commercial efforts to take all such action.
          (b) The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers, employees and advisers to provide, such cooperation as is reasonably necessary in connection with the arrangement of any financing to be consummated contemporaneously with or at or after the Effective Time in respect of the Merger and the Transactions, including (i) participation in meetings, due diligence sessions and road shows, (ii) the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, (iii) the execution and delivery of any commitment or financing letters, solvency certificates, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents and comfort letters and consents of accountants as may be reasonably requested by Merger Sub and taking such other actions as are reasonably required to be taken by the Company in connection with the Financing. Merger Sub agrees that the payment of any fees by the Company in connection with the Financing, other than pursuant to Section 8.3, shall be subject to the occurrence of the Merger. Notwithstanding the foregoing of this Section 6.8(b), (A) the terms and conditions of any of the agreements and other documents referred to in clause (iii) shall be consistent with the terms and conditions of the Financing contemplated by Section 4.4 (or any alternate commitment letter contemplated by Section 6.9(c)), (B) the Company shall be given a reasonable amount of time to review and comment on the terms and conditions of any of the agreements and other documents set forth in clause (iii) prior to the execution of those documents, (C) the terms and conditions of such Financing may not require the payment of any commitment or other fees by the Company or any of its Subsidiaries, or the incurrence of any liabilities by the Company or any of its Subsidiaries, prior to the Effective Time and the obligation to make any such payment shall be subject to the occurrence of the Merger, (D) the Company shall not be required to provide any such assistance which would interfere unreasonably with the business or operations of the Company or its Subsidiaries, and (E) the Company shall not be required to call for prepayment or redemption, or to prepay, redeem and/or renegotiate, as the case may be, any then existing indebtedness of the Company, except to the extent necessary such that the Debt Financing will not cause a default under, breach or conflict with any of the terms of such existing indebtedness.

     Section 6.9 Financing Arrangements.
          (a) Parent and Merger Sub shall, at their expense, use their reasonable commercial efforts to (i) fully satisfy, on a timely basis, all terms, conditions, representations and warranties set forth in the Commitment Letters and (ii) enforce their rights under the Commitment Letters. The Parent will use reasonable commercial efforts (including, without limitation, not to amend the Equity Commitment Letter in a manner that would be reasonably likely to result in a failure of any condition to the Debt Financing pursuant to the Debt Commitment Letter) to enter into definitive agreements with respect to the Financing contemplated by the Commitment Letters as soon as reasonably practicable on terms and conditions no less favorable to the Parent in the aggregate than the Commitment Letters and on such other terms and conditions as shall be satisfactory to the Parent.
          (b) At the Company’s request, the Parent shall keep the Company reasonably informed with respect to all material activity concerning the status of the Financing and shall give the Company prompt notice of any material adverse change with respect to such Financing. Without limiting the foregoing, the Parent agrees to notify the Company promptly, and in any event within two (2) Business Days, if at any time prior to the Effective Time (i) any Commitment Letter shall expire or be terminated for any reason or (ii) any financing source that is a party to any Commitment Letter notifies the Parent that such source no longer intends to provide financing to the Parent on the material terms set forth therein. The Parent shall not amend or alter, or agree to amend or alter, any Debt Commitment Letter in any manner that would materially impair or delay or prevent the transactions contemplated by this Agreement without the prior written consent of the Company.
          (c) If any Commitment Letter shall be terminated or modified in a manner materially adverse to the Parent for any reason, the Parent shall use its reasonable commercial efforts to obtain, and, if obtained, will provide the Company with a copy of, an alternate financing commitment that provides for at least the same amount of financing as such Commitment Letter as originally issued; provided that the terms and conditions of such alternate financing are not less favorable to Parent than those contemplated by the applicable Debt Commitment Letter (including, with respect to the Debt Commitment Letter, having interest rates, fees, repayment obligations and other financial terms that are no less favorable to the Parent than those set forth in the Debt Commitment Letter).
          (d) Prior to the Effective Time, Parent shall deliver, or cause to be delivered, to the Company and the Company’s board of directors a counterpart of any solvency opinion, solvency certificate or document of similar import (each, a “Solvency Letter”) delivered to JPMorgan or any alternate debt financing source, with any such Solvency Letter being expressly addressed to such persons or being in such form and manner as may be required for such Persons to be entitled to rely on such Solvency Letter in the same manner as if such Solvency Letter had been addressed to such Persons.
     Section 6.10 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of the Nasdaq, each of Parent and the Company shall each use its reasonable commercial efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger.
ARTICLE VII
CONDITIONS TO THE MERGER
     Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of each of the following conditions:
          (a) Company Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite affirmative vote of the stockholders of the Company in accordance with, and to the extent required by, the DGCL and the Company’s Certificate of Incorporation.
          (b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award that is then in effect and has the effect of making the Merger illegal or otherwise restricting, preventing or prohibiting consummation of the Merger; provided, however, that the parties hereto shall use their reasonable commercial efforts to have any such restraint vacated.
          (c) Antitrust Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other applicable foreign, federal or state antitrust, competition or fair trade Law shall have expired or been terminated or received.
     Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (where permissible) by Parent at or prior to the Effective Time of each of the following conditions.
          (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall have been true and correct when made and shall be true and correct at and as of the Effective Time as if made at and as of the Effective Time and each of such representations and warranties that is not so qualified shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time, in each case except as contemplated or permitted by this Agreement; and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.
          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.
          (c) Consents Under Agreements. The Company shall have obtained the consent or approval of each person whose consent or approval shall be required under any contract to which the Company or any of its Subsidiaries is a party, except those for which the failure to obtain such consent or approval is not reasonably likely to have a Company Material Adverse Effect.
          (d) Governmental Consents. The Company shall have obtained or made all consents, approvals, authorizations, permits, filings or notifications set forth in Section 3.5(b) of the Company Disclosure Schedule.
          (e) Financing. The Parent or Merger Sub shall have received the proceeds of the Financing contemplated by the Debt Commitment Letter in an amount not less than the amount set forth in the Debt Commitment Letter and otherwise on the terms and conditions as set forth therein or upon terms and conditions which are, in the reasonable judgment of the Parent and Merger Sub, substantially equivalent thereto; provided, however, that if (i) the funding under the Equity Commitment Letter has not occurred, and (ii) the only condition under the definitive documents contemplated by the Debt Commitment Letter that is not satisfied is the funding under the Equity Commitment Letter, then the condition under this Section 7.2(e) shall be deemed satisfied or waived.
     Section 7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (where applicable) by the Company at or prior to the Effective Time of each of the following conditions:
          (a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement that is qualified by materiality shall have been true and correct when made and shall be true and correct at and as of the Effective Time as if made at and as of the Effective Time and each of such representations and warranties that is not so qualified shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time, in each case except as contemplated or permitted by this Agreement; and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer.
          (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and its Chief Financial Officer to such effect.
          (c) Consents Under Agreements. Parent shall have obtained the consent or approval of each person whose consent or approval shall be required in order to consummate the transactions contemplated by this Agreement under any contract to which Parent or its Subsidiaries is a party, except those for which failure to obtain such consents and approvals is not reasonably likely to have a Parent Material Adverse Effect.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of the Company, as follows:
          (a) by mutual written consent of Parent, Merger Sub and the Company;
          (b) by the Company, on one hand, or Parent or Merger Sub, on the other hand, by written notice to the other:
          (i) if, upon a vote at the Stockholder’s Meeting (or any adjournment or postponement thereof), the stockholders of the Company do not approve this Agreement and the Merger;
          (ii) if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the consumption of the Merger, and such injunction shall have become final and non-appealable; or
          (iii) if the consummation of the Merger shall not have occurred on or before July 15, 2006 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose breach of one or more representations or warranties contained in this Agreement or whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date.
          (c) by written notice from Parent to the Company, if the Company (i) breaches in any material respect any of its representations or warranties contained in this Agreement, or (ii) breaches or fails to perform in any material respect any of its covenants contained in this Agreement, in any event which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and such condition is incapable of being satisfied by the Drop Dead Date;
          (d) by written notice from the Company to Parent, if Parent or Merger Sub (i) breaches in any material respect any of its representations or warranties contained in this Agreement, or (ii) fails to perform in any material respect any of its covenants contained in this Agreement, in any event which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and such condition is incapable of being satisfied by the Drop Dead Date;
          (e) by written notice from the Company to Parent, in connection with entering into a definitive agreement to effect a Superior Proposal in accordance with Section 6.4; provided, however, that (i) prior to terminating this Agreement pursuant to this Section 8.1(e), the Company shall have provided Parent with at least 48 hours prior written notice of the Company’s decision to so terminate, (ii) such termination shall not be effective until such time as the payment of the Fee shall have been made by the Company and (iii) the Company’s right to terminate this Agreement under this Section 8.1(e) shall not be available if the Company is then in material breach of Section 6.4. Such notice shall indicate in reasonable detail the material terms and conditions of such Superior Proposal, including the amount and form of the proposed consideration and whether such Superior Proposal is subject to any material conditions; or
          (f) by written notice of Parent or Merger Sub to the Company, if (i) the Company Board shall (A) fail to include a recommendation in the Proxy Statement that the stockholders of the Company vote in favor of this Agreement and the Merger, (B) withdraw, modify or change, or propose or announce any intention to withdraw, modify or change, in a manner material and adverse to Parent or Merger Sub, such recommendation, (C) approve or recommend, or announce any intention to approve or recommend, any Competing Transaction, or (D) approve or recommend that the Company stockholders tender, or otherwise fail to recommend the Company stockholders not to tender, their Shares in any tender or exchange offer that is a Competing Transaction; (ii) the Company Board or any other duly authorized committee of the Company Board shall approve a resolution or agree to do any of the matters set forth in the immediately foregoing clause (i); or (iii) any person or group (other than Parent, Merger Sub or their affiliates) acquires beneficial ownership of a majority of the outstanding Shares.
     Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (a) as set forth in Section 8.3 and (b) nothing herein shall relieve any party from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination; provided, however, that the terms of Sections 6.3(b) and (c) shall survive any termination of this Agreement.
     Section 8.3 Fees and Expenses.
          (a) Except as set forth in this Section 8.3, all Expenses (as defined below) incurred in connection with this Agreement and the Merger shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction is consummated. “Expenses,” as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, auditors, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of proxies, the filing of any required notices under the HSR Act or other similar regulations and all other matters related to consummation of the Merger and the Transactions.
          (b) If this Agreement is terminated by the Company pursuant to Section 8.1(e), or by Parent or Merger Sub pursuant to Section 8.1(f), then the Company shall pay to Parent promptly (but in any event no later than one business day after the first of such events shall have occurred) a fee of $8,250,000 plus all of its Expenses (but not in excess of $1,000,000) (the “Fee”), which amount shall be payable in immediately available funds.

          (c) If a Competing Transaction is commenced, publicly disclosed, publicly proposed or otherwise communicated to the Company at any time on or after the date of this Agreement and prior to the termination of this Agreement and thereafter the Company terminates this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) and thereafter, within twelve months of the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, any such Competing Transaction, then the Company shall pay to Parent an amount equal to the Fee, less any amount previously paid or due to Merger Sub pursuant to paragraph (d) of this Section 8.3 in respect of Expenses.
          (d) The Company shall (provided that Merger Sub or Parent is not then in material breach of its obligations under this Agreement) promptly following the termination of this Agreement in accordance with Section 8.1(c), but in no event later than one business day following written notice thereof, together with reasonable supporting documentation, reimburse Merger Sub and Parent for all of their Expenses (but not in excess of $1,000,000).
          (e) The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Fee or any Expenses when due, the term “Expenses” shall be deemed to include the costs and expenses actually incurred or accrued by Parent, to the extent such accrued expenses are, in fact, paid (including, without limitation, reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3. Payment of the fees and expenses described in this Section 8.3 shall not be in lieu of any damages incurred in the event of willful breach of this Agreement.
     Section 8.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the Merger by the stockholders of the Company, no amendment may be made that would require further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
     Section 8.5 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No such extension or waiver shall be deemed or construed as a continuing extension or waiver on any occasion other than the one on which such extension or waiver was granted or as an extension or waiver with respect to any provision of this Agreement not expressly identified in such extension or waiver on the same or any other occasion.
ARTICLE IX
GENERAL PROVISIONS
     Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that the covenants and agreements set forth in Articles I and II and Sections 6.3(b), 6.5, 6.6, 6.8, 6.10, 8.3, Article IX and any other covenant or agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time.
     Section 9.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.1):

if to Parent or Merger Sub:	Perseus Holding Corp.
c/o Prides Capital Partners, LLC
44 Montgomery Street
Suite 860
San Francisco, California 94104
Facsimile No.: (415) 946-1482
Attention: Murray Indick

with a copy to:	Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, California 94304
Facsimile No.: 650-251-5002
Attention: Michael Nooney, Esq.

if to the Company:	Pegasus Solutions, Inc.
Campbell Centre 1
8350 North Central Expressway, Suite 1900
Dallas, Texas 75206
Facsimile No.: (214) 234-4029
Attention: John F. Davis, III

with a copy to:	Locke Liddell & Sapp LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
Facsimile No.: (214) 740-8800
Attention: Whit Roberts
     Section 9.3 Certain Definitions.
          (a) For purposes of this Agreement:
          (i) “affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

          (ii) “beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.
          (iii) “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.
          (iv) “Code” means the United States Internal Revenue Code of 1986, as amended.
          (v) “Company Material Adverse Effect” means any event, circumstance, change or effect, that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Company and the Subsidiaries taken as a whole or (ii) the ability of the Company to consummate the Merger or the Transactions; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (A) changes in general economic conditions that do not have a materially disproportionate effect (relative to other industry participants) on the Company or its Subsidiaries, (B) general changes in the industries in which the Company and the Subsidiaries operate, except those events, circumstances, changes or effects that adversely affect the Company and its Subsidiaries to a greater extent than they affect other entities operating in such industries, (C) changes in the trading price of the Shares between the date hereof and the Effective Time (it being understood that any fact or development giving rise to or contributing to such change in the trading price of the Shares may be the cause of a Company Material Adverse Effect) or (D) changes in Law or GAAP.
          (vi) “Company Restricted Stock Award” means each Share outstanding immediately prior to the Effective Time that is subject to a repurchase option, risk of forfeiture or other condition under the Company Stock Option Plans or any applicable restricted stock purchase agreement or other agreement with the Company.
          (vii) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.
          (viii) “Environmental Laws” means any United States federal, state, local or foreign laws (including, without limitation, common law), rules, orders, statutes, ordinances, codes, decrees, regulations or other legally enforceable requirement relating to pollution or protection of the environment, human health, or natural resources, including, without limitation the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Sections 9601 et seq. (“CERCLA”), and the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901 et seq. (“RCRA”).

          (ix) “Environmental Report” means any report, study, assessment, audit, or other similar document that addresses any material issue of actual or potential noncompliance with, actual or potential liability under or cost arising out of, or actual or potential impact on business in connection with, any Environmental Law or any proposed or anticipated change in or addition to any Environmental Law.
          (x) “Hazardous Substances” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, molds, radioactivity, and any other hazardous or toxic substances, chemicals, wastes and pollutants defined in, regulated under, or that could reasonably expected to give rise to liability under any Environmental Law, including, without limitation, RCRA hazardous wastes and CERCLA hazardous substances.
          (xi) “Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States of America or any other jurisdiction (i) patents, patent applications and statutory invention registrations (including continuation, divisional, continuation-in-part, reexamination and reissue patent applications, and any patents issuing therefrom), and rights in respect of utility models or industrial designs, (ii) Trademarks, (iii) copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation, including registrations and applications for registration thereof, (iv) Software and (v) confidential and proprietary information, including trade secrets, know-how, technology, processes, products and methods.
          (xii) “IP Agreements” means all Material Contracts to which the Company or a Subsidiary is a party governing (i) licenses of Intellectual Property by third parties to the Company or a Subsidiary (the “In-Bound IP Agreements”), (ii) licenses of Intellectual Property by the Company or Subsidiary to third parties (the “Out-Bound IP Agreements”), (iii) the rights between the Company or a Subsidiary and third parties relating to the development, ownership or use of Intellectual Property and (iv) or the right to manufacture, sell or distribute any product or process of the Company or a Subsidiary or a third party.
          (xiii) “Joint Venture” means, with respect to any person, any corporation limited liability company, partnership or other entity (including a division or line of business of such entity) (A) of which such person and/or any of its subsidiaries beneficially owns a portion of the equity interests that is insufficient to make such entity a subsidiary of such person, and (B) that is engaged in the same business as such person or its subsidiaries or in a related or complementary business.
          (xiv) “knowledge of the Company” and the “Company’s knowledge” and words of similar import mean the actual knowledge, after due inquiry, of any executive officer of the Company, including due inquiry of the appropriate employees of its Subsidiaries.

          (xv) “Licensed Intellectual Property” means all Intellectual Property licensed to the Company or a Subsidiary pursuant to the IP Agreements.
          (xvi) “Owned Intellectual Property” means all Intellectual Property owned by the Company and its Subsidiaries.
          (xvii) “Parent Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of Parent and its subsidiaries taken as a whole or (ii) the ability of Parent to consummate the Merger and the Transactions; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (x) changes in general economic conditions that do not have a materially disproportionate effect (relative to other industry participants) on Parent or its subsidiaries, (y) general changes in the industries in which Parent and its subsidiaries operate, except those events, circumstances, changes or effects that adversely affect Parent and its subsidiaries to a greater extent than they affect other entities operating in such industries or (z) changes in Law or GAAP.
          (xviii) “person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
          (xix) “Representative” means, with respect to any person, such person’s officers, directors, employees, accountants, auditors, attorneys, consultants, legal counsel, agents, investment banker, financial advisor and other representatives.
          (xx) “Software” means computer software and programs in any form, including source code, object code, encryption keys and other security features, all versions, conversions, updates, patches, corrections, enhancements and modifications thereof and all related documentation, developer notes, comments and annotations thereto.
          (xxi) “subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means any corporation, limited liability company, partnership or other entity (including joint ventures) that is an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.
          (xxii) “Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement, form or disclosure relating to, filed or required to be filed with any Governmental Authority or taxing authority, including any schedule or attachment thereto, and including any amendment thereof.
          (xxiii) “Taxes” shall mean (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges, (b) any liability for the payment of Tax as a result of membership in any consolidated, affiliated, combined or unitary group of corporations with respect to which the Company or any Subsidiary is or has been a member on or prior to the date of the Effective Time and (c) any transferee or secondary liability in respect of any Tax (whether imposed by Law or contractual arrangement).
          (xxiv) “Trademarks” means trademarks, service marks, domain name registrations, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof.
          (b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location
Action	Section 3.9
Agreement	Preamble
Buying Party	Preamble
Certificate of Merger	Section 1.2
Certificates	Section 2.5(b)
Change in the Company Recommendation	Section 6.4(c)
Claim	Section 6.6(b)
Commitment Letters	Section 4.4(b)
Company	Preamble
Company Board	Section 3.4
Company Common Stock	Section 3.3(a)
Company Disclosure Schedule	Section 3.1(b)
Company Employees	Section 3.10(a)
Company Permits	Section 3.6(a)
Company Preferred Stock	Section 3.3(a)
Company Restricted Stock Award	Section 2.2(c)
Company Rights Agreement	Section 3.15
Company SEC Reports	Section 3.7(a)
Company Stock Awards	Section 3.3(a)
Company Stock Option	Section 2.2(a)
Company Stock Option Plans	Section 2.2(a)
Competing Transaction	Section 6.4(d)
Confidentiality Agreement	Section 6.3(a)
Debt Commitment Letter	Section 4.4(a)
Debt Financing	Section 4.4(a)
DGCL	Recitals
Dissenting Shares	Section 2.4(a)
Drop Dead Date	Section 8.1(b)(iii)

Defined Term	Location
Effective Time	Section 1.2
Environmental Permits	Section 3.14
Equity Commitment Agreement	Section 4.4(b)
Equity Financing	Section 4.4(b)
ERISA	Section 3.10(a)
ESPP	Section 2.3
ESPP Date	Section 2.3
Exchange Act	Section 3.5(b)
Exchange Agent	Section 2.5(a)
Exchange Fund	Section 2.5(a)
Expenses	Section 8.3(a)
Fairness Opinion	Section 3.18
FCPA	Section 3.6(b)
Fee	Section 8.3(b)
Financing	Section 4.4(b)
GAAP	Section 3.7(b)
Governmental Authority	Section 3.5(b)
HSR Act	Section 3.5(b)
Indemnified Party	Section 6.6(a)
Insurance Policies	Section 3.21
IRS	Section 3.10(e)
Latest Balance Sheet	Section 3.7(c)
Law	Section 3.5(a)
Merger	Recitals
Merger Consideration	Recitals
Merger Sub	Preamble
Multiemployer Plan	Section 3.10(c)
Multiple Employer Plan	Section 3.10(c)
Non-U.S. Benefit Plan	Section 3.10(i)
Notice of Superior Proposal	Section 6.4(c)
Parent	Preamble
Plans	Section 3.10(a)
Proxy Statement	Section 3.17
Rights	Section 3.15
SEC	Section 3.7(a)
Schedule 13E-3	Section 3.17
Securities Act	Section 3.7(a)
Shares	Recitals
Stockholders	Recitals
Stockholders’ Meeting	Section 6.1(a)
Subsidiary	Section 2.2(a)
Superior Proposal	Section 6.4(e)
Surviving Corporation	Section 1.1
Transactions	Section 3.4
WARN Act	Section 3.10(h)

     Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.
     Section 9.5 Entire Agreement; Assignment. This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent; provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
     Section 9.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than as set forth in Section 6.6.
     Section 9.7 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.
     Section 9.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Chancery Court of the State of Delaware (or other appropriate state court in the State of Delaware or any federal court sitting in the State of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of any such state or federal court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Merger may not be enforced in or by any of the above-named courts.
     Section 9.9 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 9.10 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     Section 9.11 Company Disclosure Schedule. Disclosures included in the Company Disclosure Schedule shall be considered made for purposes of all other sections of the Company Disclosure Schedule to the extent that the relevance of any disclosure to any such other section of the Disclosure Schedule is reasonably apparent and to the extent that such fact or combination of facts has been disclosed in sufficient detail to put a reasonable person on notice of the relevance of the facts or circumstances so disclosed. The inclusion of any item in any Section of the Company Disclosure Schedule (i) does not represent a determination by the Company that such item is “material” and (ii) does not represent a determination by the Company that such item did not arise in the ordinary course of business.
[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PERSEUS HOLDING CORP.

By:	/s/ Murray Indick

Name: Murray Indick
Title: President

406 ACQUISITION CORP.

By:	/s/ Murray Indick

Name: Murray Indick
Title: President

PEGASUS SOLUTIONS, INC.

By:	/s/ John F. Davis, III

Name: John F. Davis, III
Title: Chairman and Chief Executive Officer

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